Exhibit 21.1
Autolus Therapeutics plc
List of Subsidiaries

Subsidiary	Jurisdiction
Autolus Holdings (UK) Limited	England and Wales
Autolus Limited	England and Wales
Autolus Inc.	Delaware
Autolus GmbH	Germany
Autolus Switzerland AG	Switzerland